





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53608

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: UHY Advisors Corporate Finance, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

27725 Stansbury Blvd Suite 385
(No. and Street)

Farmington Hills (City) (State) 48334 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brent Hippert 443-541-8400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldman & Company CPA's PC
(Name – *if individual, state last, first, middle name*)

3535 Roswell Road, Ste 32 (Address) Marietta (City) GA (State) 30062 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, <u>Brent Hippert</u>, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of <u>UHY Advisors Corporate Finance, LLC</u>, as of <u>December 31</u>, 20 <u>20</u>, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None



Signature

CFO
_____
Title


Notary Public



CODY HAWLEY
Notary Public
Anne Arundel County
Maryland
My Commission Expires May 11, 2022

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

UHY Advisors Corporate Finance, LLC

(A Wholly-Owned Subsidiary of UHY Advisors, Inc.)

FINANCIAL STATEMENTS

Report of Independent Registered Accounting Firm

As of and for the Year Ended December 31, 2020

UHY Advisors Corporate Finance, LLC

(A Wholly-Owned Subsidiary of UHY Advisors, Inc.)

TABLE OF CONTENTS



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
UHY Advisors Corporate Finance, LLC (a wholly owned subsidiary of UHY Advisors, Inc)

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of UHY Advisors Corporate Finance, LLC (a wholly owned subsidiary of UHY Advisors, Inc) as of December 31, 2020, the related statements of operations and changes in member's equity and cash flows for the year then ended and the related notes and schedules 1, 2 and 3 (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of UHY Advisors Corporate Finance, LLC (a wholly owned subsidiary of UHY Advisors, Inc) as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of UHY Advisors Corporate Finance, LLC (a wholly owned subsidiary of UHY Advisors, Inc)'s management. Our responsibility is to express an opinion on UHY Advisors Corporate Finance, LLC (a wholly owned subsidiary of UHY Advisors, Inc)'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the company in accordance with the U.S Federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule's 1- Computation of Net Capital Under SEC Rule 15c3-1, Schedule 2-Computation for Determination of Reserve Requirements Pursuant to SEC Rule 15c3-3 (exemption) and Schedule 3-Information Relating to Possession or Control Requirements Pursuant to SEC Rule 15c3-3 (exemption) have been subjected to audit procedures performed in conjunction with the audit of UHY Advisors Corporate Finance, LLC (a wholly owned subsidiary of UHY Advisors, Inc)'s financial statements. The supplemental information is the responsibility of UHY Advisors Corporate Finance, LLC (a wholly owned subsidiary of UHY Advisors, Inc)'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the schedule's 1, 2. and 3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2015.

Goldman + Company CPA's PC

Goldman & Company, CPA's, P.C.
Marietta, Georgia
March 30, 2021

goldman & COMPANY, CPAS

3535 Roswell Road · Suite 32 · Marietta, GA 30062 · 770.499.8558 · Fax 770.425.3683

UHY Advisors Corporate Finance, LLC
(A Wholly-Owned Subsidiary of UHY Advisors, Inc.)

STATEMENT OF FINANCIAL CONDITION
As of December 31, 2020

ASSETS

ASSETS

Cash and cash equivalents	$	269,744
TOTAL ASSETS	$	269,744

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Accrued expenses	$	1,287
Due to parent		2,631
Total Liabilities		3,918
MEMBER'S EQUITY		265,826
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	269,744

The accompanying notes are an integral part of these financial statements.

UHY Advisors Corporate Finance, LLC
(A Wholly-Owned Subsidiary of UHY Advisors, Inc.)

STATEMENT OF OPERATIONS AND MEMBER'S EQUITY
For the Year Ended December 31, 2020

REVENUE
Referred fee income	$ 442,438
Total revenue	442,438

OPERATING EXPENSES
Administrative expense	343,036
Management fees	36,000
Professional fees	48,000
Regulatory fees	8,400
Total operating expenses	435,436

NET INCOME	7,002
MEMBER'S EQUITY - Beginning of year	258,824
MEMBER'S EQUITY - End of year	$ 265,826

The accompanying notes are an integral part of these financial statements.

UHY Advisors Corporate Finance, LLC
(A Wholly-Owned Subsidiary of UHY Advisors, Inc.)

STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2020

CASH FLOWS PROVIDED BY OPERATING ACTIVITIES

Net income	$ 7,002
Adjustments to reconcile net income to net cash flows used in operating activities	
Changes in operating assets and liabilities	
Accrued expenses	24,383
Accounts Receivable	140
Due from related party	187,987
Net Cash Flows Provided By Operating Activities	219,512
CASH AND CASH EQUIVALENTS - Beginning of year	50,232
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 269,744

The accompanying notes are an integral part of these financial statements.

UHY Advisors Corporate Finance, LLC
(A Wholly-Owned Subsidiary of UHY Advisors, Inc.)

NOTES TO FINANCIAL STATEMENTS
As of and for the Year Ended December 31, 2020

NOTE 1 - Summary of Significant Accounting Policies

Nature of Operations

UHY Advisors Corporate Finance, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA).   The Company is a Delaware corporation formed on December 22, 2000 and is a wholly-owned subsidiary of UHY Advisors, Inc. (the "Parent").   The Company began operations on April 1, 2002, as Centerprise Capital, LLC.   In 2014, the company changed its name to UHY Advisors Corporate Finance, LLC in order to more accurately represent its affiliation with the Parent.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

The Company maintains its cash balances in an area bank.   Cash balances are insured up to $250,000 per bank by the FDIC.

Reserves and Custody of Securities

The Company is an override broker/dealer under an agreement with non-affiliated broker/dealers.   The un-affiliated broker/dealers pay referral fees to the Company on transactions generated by employees of its affiliates.   The Company does not carry any customer accounts and does not interact with customers of the non-affiliated broker/dealers.

Referral Fee Revenue

The Company was formed by its parent to be able to offer a range of services to clients of its parent, including brokerage services. Certain employees of the parent are registered with non-affiliated brokerage firms and conduct securities brokerage activity, the net cash generated by the representatives are transferred to the Company as referral fees. These fees are transferred to the parent through an agreement discussed in Note 3 – Related Parties. The registered reps are paid a salary by the parent which may include a bonus based on brokerage activity from the Company funds transferred to the parent.

Revenue Recognition

On January 1, 2018, the Company adopted ASU 2014-09 *Revenue from Contracts with Customers* and all subsequent amendments to the ASU (collectively, "ASC 606"), which creates a single framework for recognizing revenue from contracts with customers that fall within its scope.

Revenue is measured based on a consideration specified in a contract with a customer. The Company recognizes revenue when it satisfies a performance obligation by transferring control over goods or service to a customer.

Refer to Revenue Recognition Note: *Revenue from Contracts with Customers* for further discussion on the Company's accounting policies for revenue sources within the scope of ASC 606.

Revenue from Contracts with Customers:

Referral Fees:
The Company earns referral fees from its contracts with its unaffiliated registered representatives who work for its parent. Referral fees earned consist of commissions paid to the unaffiliated registered representatives through the unaffiliated broker dealer and clearing firm where they are registered. Amounts paid to the company, are net of clearing charges.

Income Taxes

The Company is a limited liability company taxed as a partnership for income tax reporting purposes and as such, is not subject to income tax. Accordingly, no provision for income taxes is provided in the financial statements.

The Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any tax related appeals or litigation processes, based on the technical merits of the position. The Company files an income tax return in the U.S. federal jurisdiction, and may file income tax returns in various U.S. states.

The Company has no uncertain tax positions at December 31, 2020

Basis of Accounting

The Company maintains its books and records on the accrual basis of Accounting for financial reporting purposes, which is in accordance with U.S. Generally Accepted Accounting Principals which is required by the SEC and FINRA. The Company is evaluating new accounting standards and will implement as required

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the net capital ratio after such withdrawals or payments would exceed 10 to 1.   The Company had net capital of $265,825 and excess capital of $260,825 as of December 31, 2020, and a net capital requirement of $5,000.   The Company's net capital ratio to indebtedness as of December 31, 2020 was .14 to 1.

UHY Advisors Corporate Finance, LLC
(A Wholly-Owned Subsidiary of UHY Advisors, Inc.)

NOTES TO FINANCIAL STATEMENTS
As of and for the Year Ended December 31, 2020

NOTE 3 - Related Party Transactions

The Company is wholly owned by UHY Advisors, Inc.   The Parent assumes responsibility for all income tax liabilities.

During the year ended December 31, 2020, pursuant to a Services Agreement between the Company and the Parent which was amended effective January 1, 2020, the Company recorded a licensing fee of $343,036 to the Parent. This amount is included in Administrative fees on the Statement of Income and Member's Equity. The licensing fee allows the use of the Parent's name, software, accounting and management business as well as access to certain employees of the Parent based on 98% of net income before deducting the management fee mentioned below.   Due to the Parent at December 31, 2020 was $2,631. The terms are monthly.

Under this agreement, the Company is also provided certain management and administrative services, including monthly financial statement preparation and review, by personnel of the Parent.   During the term of the agreement, the Parent company will receive a monthly services fee of $3,000.   Fees charged under this agreement during the year ended December 31, 2020 were $36,000. This amount is included in Management Fees on the Statement of activities. The terms are monthly.

NOTE 4 - Subsequent Events

The Company has evaluated subsequent events through March 30, 2021 which is the date that the financial statements were issued.   The Company has not identified any events that require adjustment or disclosure on the financial statements.

UHY Advisors Corporate Finance, LLC
(A Wholly-Owned Subsidiary of UHY Advisors, Inc.)

SCHEDULE I – COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
As of December 31, 2020

AGGREGATE INDEBTEDNESS		
Accrued expenses	$	3,919
Total Aggregate Indebtedness	$	3,919
NET CAPITAL		
Member's equity	$	265,826
Net Capital		265,826
Net capital requirement (Minimum)		5,000
Capital in excess of minimum requirement	$	260,826
Minimum required net capital (based on aggregate indebtedness)	$	5,000
Ratio of aggregate indebtedness to net capital		.14 to 1

There were no differences between the above calculation and the Company's calculation of net capital as reflected on the unaudited Amended Form 17a-5, Part IIA.

SCHEDULE II

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER RULE 15c3-3

UHY Advisors Corporate Finance, LLC is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(2)(i).

SCHEDULE III

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

UHY Advisors Corporate Finance, LLC is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(2)(i).

SUPPLEMENTAL INFORMATION

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
UHY Advisors Corporate Finance, LLC (a wholly owned subsidiary of UHY Advisors, Inc)

We have reviewed management's statements, included in the accompanying UHY Advisors Corporate Finance, LLC's (a wholly owned subsidiary of UHY Advisors, Inc)Annual Exemption Report, in which (1) UHY Advisors Corporate Finance, LLC (a wholly owned subsidiary of UHY Advisors, Inc)identified the following provisions of 17 C.F.R. §15c3-3(k) under which UHY Advisors Corporate Finance, LLC (a wholly owned subsidiary of UHY Advisors, Inc)claimed an exemption from 17 C.F.R. §240.15c3-3: k(2)(i) (the "exemption provisions") and (2) UHY Advisors Corporate Finance, LLC (a wholly owned subsidiary of UHY Advisors, Inc)stated that UHY Advisors Corporate Finance, LLC (a wholly owned subsidiary of UHY Advisors, Inc) met the identified exemption provisions throughout the most recent fiscal year without exception. UHY Advisors Corporate Finance, LLC's (a wholly owned subsidiary of UHY Advisors, Inc) management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about UHY Advisors Corporate Finance, LLC's (a wholly owned subsidiary of UHY Advisors, Inc) compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Goldman & Company, CPA's, P.C.
Marietta, Georgia
March 30, 2021

3535 Roswell Road · Suite 32 · Marietta, GA 30062 · 770.499.8558 · Fax 770.425.3683



27725 Stansbury Blvd
Suite 385
Farmington Hills, MI 48334

Exemption Report

UHY Advisors Corporate Finance, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k): (2)(i)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

I, Brent E. Hippert, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Brent E. Hippert
Title: CFO
March 29, 2021

Member FINRA & SIPC